Exhibit 99.1

GFL Environmental Inc.

Unaudited Interim Condensed

Consolidated Financial Statements

For the three months ended March 31, 2022

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(In millions of dollars)

		Three months ended March 31,
	Notes	2022	2021(1)
Revenue	11	$1,401.4	$1,099.6
Expenses
Cost of sales		1,265.6	1,008.8
Selling, general and administrative expenses		162.7	126.8
Interest and other finance costs	8	99.7	91.2
(Gain) loss on sale of property and equipment		(1.8)	0.8
Gain on foreign exchange		(58.6)	(39.0)
Mark-to-market (gain) loss on Purchase Contracts		(174.9)	228.3
Gain on divestiture		(6.5)	—
		1,286.2	1,416.9
Earnings (loss) before income taxes		115.2	(317.3)
Current income tax expense		6.9	1.8
Deferred tax recovery		(28.7)	(35.4)
Income tax recovery		(21.8)	(33.6)
Net income (loss) from continuing operations		137.0	(283.7)
Net (loss) income from discontinued operations	18	(109.6)	1.7
Net income (loss)		27.4	(282.0)

Items that may be subsequently reclassified to net income (loss)
Currency translation adjustment		(91.4)	(76.8)
Fair value movements on cash flow hedges, net of tax		(22.4)	(5.8)
Other comprehensive loss from continuing operations		(113.8)	(82.6)
Comprehensive income (loss) from continuing operations		23.2	(366.3)
Comprehensive (loss) income from discontinued operations		(109.6)	1.7
Total comprehensive loss		$(86.4)	$(364.6)

Basic and diluted earnings (loss) per share	10
Continuing operations		$0.32	$(0.82)
Discontinued operations		(0.30)	—
Total operations		$0.02	$(0.82)

(1)	Comparative figures have been re-presented to reflect discontinued operations, refer to Note 2 and Note 18.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In millions of dollars)

	Notes	March 31, 2022	December 31, 2021
Assets
Cash		$189.3	$190.4
Trade and other receivables, net		844.6	1,134.7
Prepaid expenses and other assets		152.6	170.6
Assets held for sale	18	572.3	—
Current assets		1,758.8	1,495.7

Property and equipment, net	4	5,656.2	6,010.6
Intangible assets, net	5	3,174.4	3,330.0
Investments accounted for using the equity method		21.3	—
Other long-term assets	6	35.9	36.3
Goodwill	5	7,295.9	7,501.1
Non-current assets		16,183.7	16,878.0
Total assets		$17,942.5	$18,373.7

Liabilities
Accounts payable and accrued liabilities		1,119.0	1,319.7
Income taxes payable		30.7	25.8
Long-term debt	7	16.6	17.2
Lease obligations		47.3	50.9
Due to related party	17	12.8	12.8
Tangible equity units	9	1,081.6	56.9
Landfill closure and post-closure obligations	6	37.7	39.1
Liabilities held for sale	18	97.3	—
Current liabilities		2,443.0	1,522.4

Long-term debt	7	8,000.1	7,961.8
Lease obligations		285.4	257.4
Other long-term liabilities		39.8	41.0
Due to related party	17	11.6	18.0
Deferred income tax liabilities		653.4	723.9
Tangible equity units	9	—	1,231.6
Landfill closure and post-closure obligations	6	810.7	841.5
Non-current liabilities		9,801.0	11,075.2
Total liabilities		12,244.0	12,597.6

Shareholders’ equity
Share capital	13	8,463.2	8,462.9
Contributed surplus		90.6	77.4
Deficit		(2,487.8)	(2,510.5)
Accumulated other comprehensive loss		(367.5)	(253.7)
Total shareholders’ equity		5,698.5	5,776.1
Total liabilities and shareholders’ equity		$17,942.5	$18,373.7

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(In millions of dollars except per share amounts)

						Accumulated other comprehensive income (loss)
	Notes	Share capital - # of shares	Share capital	Contributed surplus	Deficit	Cash flow hedges, net of tax	Currency translation	Total	Total shareholders’ equity
Balance, December 31, 2020		354,934,813	$7,644.8	$54.3	$(1,885.8)	$16.3	$(257.9)	$(241.5)	$5,571.8
Net loss and comprehensive loss		—	—	—	(282.0)	(5.8)	(76.8)	(82.6)	(364.6)
Dividends issued and paid		—	—	—	(4.2)	—	—	—	(4.2)
Share capital issued upon acquisition of subsidiary		46,966	2.0	—	—	—	—	—	2.0
Cancelled shares		(4,069)	(0.1)	—	—	—	—	—	(0.1)
Share capital issued on TEU conversion		328,951	13.7	—	—	—	—	—	13.7
Share-based payments	13	—	—	9.7	—	—	—	—	9.7
Balance, March 31, 2021		355,306,661	$7,660.4	$64.0	$(2,172.0)	$10.5	$(334.6)	$(324.1)	$5,228.3

Balance, December 31, 2021		375,061,066	$8,462.9	$77.4	$(2,510.5)	$13.2	$(267.0)	$(253.7)	$5,776.1
Net income and comprehensive loss		—	—	—	27.4	(22.4)	(91.4)	(113.8)	(86.4)
Dividends issued and paid		—	—	—	(4.7)	—	—	—	(4.7)
Cancelled shares	13	(1,221)	—	—	—	—	—	—	—
Share capital issued on exercise and settlement of RSUs	13	8,716	0.3	(0.3)				—	—
Share-based payments	13	—	—	13.5	—	—	—	—	13.5
Balance, March 31, 2022		375,068,561	$8,463.2	$90.6	$(2,487.8)	$(9.2)	$(358.3)	$(367.5)	$5,698.5

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of dollars)

		Three months ended March 31,
	Notes	2022	2021
Operating activities
Net income (loss)		$27.4	$(282.0)
Adjustments for non-cash items
Depreciation of property and equipment	4	231.7	203.6
Amortization of intangible assets	5	125.7	111.0
Gain on divestiture	5	(6.5)	—
Impairment related to discontinued operations		109.8	—
Interest and other finance costs		103.2	92.1
Share-based payments	13	13.5	9.7
Gain on unrealized foreign exchange on long-term debt and TEUs		(58.7)	(38.9)
(Gain) loss on sale of property and equipment		(1.8)	0.8
Mark-to-market (gain) loss on Purchase Contracts		(174.9)	228.3
Current income tax expense		7.0	2.0
Deferred tax recovery		(30.6)	(35.5)
Interest paid in cash on Amortizing Notes component of TEUs		(0.7)	(1.3)
Interest paid in cash, excluding interest paid on Amortizing Notes		(96.2)	(40.7)
Income taxes paid in cash, net		(0.4)	(0.2)
Changes in non-cash working capital items	14	(69.6)	(34.1)
Landfill closure and post-closure expenditures	6	(2.9)	(2.1)
		176.0	212.7
Investing activities
Proceeds on disposal of assets		91.9	3.8
Purchase of property and equipment		(203.2)	(131.3)
Investment in joint ventures and associates		(12.2)	—
Business acquisitions, net of cash acquired	3	(67.1)	(68.3)
		(190.6)	(195.8)
Financing activities
Repayment of lease obligations		(16.6)	(14.8)
Issuance of long-term debt		238.5	447.4
Repayment of long-term debt		(166.9)	(418.5)
Payment of contingent purchase consideration and holdbacks	3	(10.2)	(15.0)
Repayment of Amortizing Notes		(14.0)	(13.5)
Dividends issued and paid		(4.7)	(4.2)
Payment of financing costs		(0.1)	(3.7)
Repayment of loan to related party		(6.4)	(6.4)
		19.6	(28.7)

Increase (decrease) in cash		5.0	(11.8)
Changes due to foreign exchange revaluation of cash		(6.1)	(4.3)
Cash, beginning of quarter		190.4	27.2
Cash, end of quarter		$189.3	$11.1

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

See Note 18 for for additional cash flow information.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

1.	DESCRIPTION OF THE BUSINESS

GFL Environmental Inc. (“GFL” or the “Company”) was formed on March 5, 2020 under the laws of the Province of Ontario. GFL’s subordinate voting shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “GFL” and tangible equity units (“TEUs”) trade on the New York Stock Exchange under the symbol “GFLU”.

GFL is in the business of providing non-hazardous solid waste management and environmental services. These services are provided through GFL and its wholly owned subsidiaries and a network of facilities across Canada and the United States. GFL’s registered office is Suite 500, 100 New Park Place, Vaughan, ON, L4K 0H9.

The unaudited interim condensed consolidated financial statements (the “Interim Financial Statements”) include the accounts of GFL and its subsidiaries for the three months ended March 31, 2022.

The Board of Directors approved the Interim Financial Statements on May 4, 2022.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, within the framework of International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Interim Financial Statements do not include all disclosures required in the annual consolidated financial statements and should be read in conjunction with GFL’s annual audited consolidated financial statements for the year ended December 31, 2021 (the “Annual Financial Statements”).

Basis of measurement

The Interim Financial Statements were prepared on the historical cost basis except for certain financial instruments that are measured at fair value at the end of the reporting period and share-based payments as detailed in the Annual Financial Statements.

Presentation and functional currency

The Interim Financial Statements are presented in Canadian dollars which is GFL’s functional currency.

Use of estimates and judgments

The preparation of the Interim Financial Statements requires management to make estimates and use judgment that affect the reported amounts of revenue, expenses, assets, liabilities and accompanying disclosures. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of the Interim Financial Statements are described in the Annual Financial Statements.

Accounting policies

The accounting policies adopted in the preparation of the Interim Financial Statements are consistent with those followed in the preparation of the Annual Financial Statements, except as described below.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Held for sale

Assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction and when the sale is considered highly probable. Depreciation of assets held for sale ceases when assets are classified as held for sale. Assets held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Discontinued operations

A discontinued operation is a component of GFL’s business which comprises operations and cash flows that can be clearly separated from the rest of GFL, and which: represents either a separate major line of business or a geographical area of operations; is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or is a subsidiary acquired exclusively with a view to resale.

The classification as discontinued operations occurs at the earlier of disposal or when the operation meets the criteria to be classified as held for sale. When an operation is classified as a discontinued operation, the comparative statements of operations and comprehensive income (loss) are re-presented as if the operations had been discontinued from the start of the comparative period. The consolidated statements of cash flows include cash flows of the discontinued operations, and have not been re-presented to reflect discontinued operations. The comparative consolidated statement of financial position has not been re-presented to reflect discontinued operations.

Equity accounting for joint arrangements and associates

Associates are all entities over which GFL has significant influence but not control or joint control. Investments in associates are accounted for using the equity method of accounting after initially being recognized at cost.

Joint arrangements are classified as either joint operations or joint ventures. The classification depends on contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. Interest in joint ventures are accounted for using the equity method, after initially being recognized at cost.

New and amended standards adopted

A number of amended standards became applicable for the current reporting period. GFL was not required to change its accounting policies or make retrospective adjustments as a result of adopting the applicable amended standards.

New accounting standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. Of those standards applicable to GFL, they are not expected to have a material impact on these Interim Financial Statements.

Reclassification of prior period presentation

Certain revenue disaggregation and segment reporting balances in prior periods have been re-presented for consistency with the current period presentation in relation to GFL’s Infrastructure services division (“GFL Infrastructure”) which has been classified as held for sale and presented as discontinued operations as discussed in Note 18. GFL’s soil remediation division, previously included in its Infrastructure and Soil Remediation segment, has been combined with its Liquid Waste segment and renamed “Environmental Services”.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

3.	BUSINESS COMBINATIONS

For the three months ended March 31, 2022, GFL completed nine acquisitions, all of which were solid waste management businesses, and each of which GFL considers to be individually immaterial.

The following table presents the purchase price allocation based on the best information available to GFL to date:

Three months ended March 31, 2022
Net working capital, including cash acquired of $5.0 million	$(1.7)
Property and equipment	36.0
Intangible assets	18.3
Goodwill	30.1
Landfill closure and post-closure obligations	(10.2)
Deferred income tax liabilities	(0.4)
Net assets acquired	$72.1

Cash paid	72.1
Total consideration	$72.1

In addition to the consideration noted above, during the three months ended March 31, 2022, GFL paid $10.2 million in additional consideration related to acquisitions from prior years.

GFL finalizes purchase price allocations relating to acquisitions within 12 months of the respective acquisition date and, as a result, there may be differences between the provisional estimates reflected above and the final acquisition accounting. During the three months ended March 31, 2022, GFL finalized the purchase price allocations for certain acquisitions resulting in a decrease in property and equipment of $11.7 million, an increase in lease obligations of $1.5 million, an increase in accrued liabilities of $2.3 million, a decrease in closure and post-closure obligations of $5.3 million, a decrease in deferred income tax liabilities of $1.4 million and an increase in goodwill of $8.8 million.

Approximately $11.2 million of the goodwill acquired during the three months ended March 31, 2022 ($24.5 million for the three months ended March 31, 2021) is expected to be deductible for tax purposes.

Since the respective acquisition dates, revenue and income before tax of approximately $3.8 million and $0.3 million, respectively, attributable to the 2022 acquisitions are included in the Interim Financial Statements.

Pro forma results of operations

If the 2022 acquisitions had occurred on January 1, 2022, the unaudited consolidated pro forma revenue and income before taxes for the three months ended March 31, 2022 would have been $1,404.9 million and $115.7 million, respectively. The pro forma results do not purport to be indicative of the results of operations which would have resulted had the acquisitions occurred at the beginning of the year, nor are they necessarily indicative of future operating results.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

4.	PROPERTY AND EQUIPMENT

The following table presents the changes in cost and accumulated depreciation of GFL’s property and equipment for the periods indicated:

	Land, buildings and improvements	Landfills	Vehicles	Machinery and equipment	Assets under development	Containers	Right-of- use assets	Total
Cost
Balance, December 31, 2021	$1,482.7	$2,257.0	$2,082.0	$1,129.0	$69.3	$549.3	$348.7	$7,918.0
Additions	7.1	31.5	35.2	17.8	17.9	19.5	48.2	177.2
Acquisitions via business combinations	1.8	15.8	3.1	5.5	—	9.8	—	36.0
Adjustments for prior year acquisitions	—	(6.0)	(6.5)	(0.7)	—	—	1.5	(11.7)
Adjustments for asset retirement obligations	—	(35.6)	—	—	—	—	—	(35.6)
Disposals	(11.2)	(53.4)	(3.9)	(42.6)	—	(0.2)	(1.8)	(113.1)
Transfers	3.7	0.6	—	—	(0.6)	—	(3.7)	—
Assets classified as held for sale	(24.2)	—	(13.5)	(189.4)	(2.8)	(0.4)	(6.6)	(236.9)
Changes in foreign exchange	(11.4)	(28.0)	(17.9)	(6.2)	(2.4)	(7.4)	(1.1)	(74.4)
Balance, March 31, 2022	1,448.5	2,181.9	2,078.5	913.4	81.4	570.6	385.2	7,659.5
Accumulated depreciation
Balance, December 31, 2021	107.1	474.9	679.0	389.2	—	163.0	94.2	1,907.4
Depreciation	13.8	59.8	71.3	44.8	—	21.8	17.8	229.3
Disposals	(1.2)	(4.9)	(1.5)	(10.6)	—	(0.1)	(1.4)	(19.7)
Assets classified as held for sale	(2.0)	—	(7.1)	(80.0)	—	(0.1)	(3.9)	(93.1)
Changes in foreign exchange	(1.0)	(7.8)	(6.7)	(2.5)	—	(2.2)	(0.4)	(20.6)
Balance, March 31, 2022	116.7	522.0	735.0	340.9	—	182.4	106.3	2,003.3
Carrying amounts
At December 31, 2021	$1,375.6	$1,782.1	$1,403.0	$739.8	$69.3	$386.3	$254.5	$6,010.6
At March 31, 2022	$1,331.8	$1,659.9	$1,343.5	$572.5	$81.4	$388.2	$278.9	$5,656.2

For the three months ended March 31, 2022, total depreciation of property and equipment was $227.0 million ($198.9 million for the three months ended March 31, 2021). Of the total depreciation for the three months ended March 31, 2022, $219.1 million was included in cost of sales ($191.3 million for the three months ended March 31, 2021) and $7.9 million was included in selling, general and administrative expenses ($7.6 million for the three months ended March 31, 2021).

Depreciation of property and equipment of $231.7 million as presented in the statement of cash flows for the three months ended March 31, 2022 was comprised of $229.3 million of depreciation shown above, which is inclusive of GFL Infrastructure that has been classified as discontinued operations, and $2.4 million of depreciation expense due to the difference between the asset retirement obligation (“ARO”) calculated using the credit-adjusted, risk-free discount rate required for measurement of the ARO through purchase accounting, compared to the risk-free discount rate required for annual valuations.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

5.	GOODWILL AND INTANGIBLE ASSETS

The following table presents the changes in cost and accumulated amortization of GFL’s goodwill and intangible assets for the periods indicated:

	Goodwill	Indefinite life C of A	Customer lists and municipal contracts	Trade name, definite life C of A and other licenses	Non- compete agreements	Total
Cost
Balance, December 31, 2021	$7,501.1	$811.9	$3,219.7	$81.5	$550.0	$12,164.2
Acquisitions via business combinations	30.1	—	11.4	0.3	6.6	48.4
Adjustments for prior year acquisitions	8.8	—	—	—	—	8.8
Adjustments for divestiture	(2.4)	(2.6)	—	—	—	(5.0)
Assets classified as held for sale	(177.1)	(0.2)	(19.2)	—	(43.1)	(239.6)
Changes in foreign exchange	(64.6)	—	(21.0)	(1.9)	(5.6)	(93.1)
Balance, March 31, 2022	7,295.9	809.1	3,190.9	79.9	507.9	11,883.7
Accumulated amortization
Balance, December 31, 2021	—	—	1,101.4	21.0	210.7	1,333.1
Amortization	—	—	96.4	2.0	27.3	125.7
Assets classified as held for sale	—	—	(12.5)	—	(25.6)	(38.1)
Changes in foreign exchange	—	—	(5.7)	(0.3)	(1.3)	(7.3)
Balance, March 31, 2022	—	—	1,179.6	22.7	211.1	1,413.4
Carrying amounts
At December 31, 2021	$7,501.1	$811.9	$2,118.3	$60.5	$339.3	$10,831.1
At March 31, 2022	$7,295.9	$809.1	$2,011.3	$57.2	$296.8	$10,470.3

All intangible asset amortization expense is included in cost of sales.

During the three months ended March 31, 2022, GFL completed divestitures of certain post collection assets and ancillary operations for aggregate proceeds of $85.8 million and realized an aggregate net gain of $6.5 million.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

6.	LANDFILL CLOSURE AND POST-CLOSURE OBLIGATIONS

The following table presents GFL’s landfill closure and post-closure obligations for the periods indicated:

Balance, December 31, 2021	$880.6
Acquisitions via business combinations	10.2
Adjustment related to prior year acquisitions	(5.3)
Adjustment for divestiture	(11.4)
Provisions	19.6
Adjustment for discount rates	(35.6)
Accretion	4.6
Expenditures	(2.9)
Changes in foreign exchange	(11.4)
Balance, March 31, 2022	848.4
Less: Current portion of landfill closure and post-closure obligations	(37.7)
Non-current portion of landfill closure and post-closure obligations	$810.7

The maturation of GFL’s landfill closure and post-closure obligations has not materially changed since December 31, 2021.

Funded landfill post-closure assets

GFL is required to deposit funds into trusts to settle post-closure obligations for landfills in certain jurisdictions. As at March 31, 2022, included in other long-term assets are funded landfill post-closure obligations, representing the fair value of legally restricted assets, totaling $22.8 million ($22.9 million as at December 31, 2021).

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

7.	LONG-TERM DEBT

The following table presents GFL’s long-term debt for the periods indicated:

	March 31, 2022	December 31, 2021
Revolving credit facility	$80.0	$—
Term Loan A Facility	500.0	500.0
Term Loan B Facility	1,620.1	1,647.9
Notes
4.250% USD senior secured notes (“4.250% 2025 Secured Notes”)(1)	624.8	633.9
3.750% USD senior secured notes (“3.750% 2025 Secured Notes”)(2)	937.2	950.9
5.125% USD senior secured notes (“5.125% 2026 Secured Notes”)(3)	624.8	633.9
3.500% USD senior secured notes (“3.500% 2028 Secured Notes”)(4)	937.2	950.9
4.000% USD senior notes (“4.000% 2028 Notes”)(5)	937.2	950.9
4.750% USD senior notes (“4.750% 2029 Notes”)(6)	937.2	950.9
4.375% USD senior notes (“4.375% 2029 Notes”)(7)	687.3	697.2
Equipment loans and others at interest rates ranging from 3.02% to 4.37%	0.2	4.6
Subtotal	7,886.0	7,921.1
Discount	(4.5)	(4.6)
Net derivative instruments	201.7	131.9
Deferred finance costs	(66.5)	(69.4)
Total long-term debt	8,016.7	7,979.0
Less: Current portion of long-term debt	(16.6)	(17.2)
Non-current portion of long-term debt	$8,000.1	$7,961.8

(1)	The 4.250% 2025 Secured Notes bear interest semi-annually which commenced on December 1, 2020 with the principal maturing on June 1, 2025.
(2)	The 3.750% 2025 Secured Notes bear interest semi-annually which commenced on February 1, 2021 with the principal maturing on August 1, 2025.
(3)	The 5.125% 2026 Secured Notes bear interest semi-annually which commenced on December 15, 2019 with principal maturing on December 15, 2026.
(4)	The 3.500% 2028 Secured Notes bear interest semi-annually which commenced on September 1, 2021 with principal maturing on September 1, 2028.
(5)	The 4.000% 2028 Notes are comprised of US$500.0 million of initial notes and US$250.0 million of additional notes. The initial notes bear interest semi-annually which commenced on February 1, 2021, and the additional notes bear interest semi-annually which commenced on February 1, 2022. The total principal is maturing on August 1, 2028.
(6)	The 4.750% 2029 Notes bear interest semi-annually which commenced on December 15, 2021 with principal maturing on June 15, 2029.
(7)	The 4.375% 2029 Notes bear interest semi-annually which commenced on February 15, 2022 with principal maturing on August 15, 2029.

Under our amended and restated revolving credit agreement dated as of September 27, 2021 (the “Revolving Credit Agreement”), GFL has access to (a) a $905.0 million revolving credit facility (available in Canadian and US dollars), with a $300.0 million accordion option, and an aggregate US$75.0 million in revolving credit facilities (available in US dollars) (collectively, the “Revolving Credit Facility”) and (b) a term loan of $500.0 million (the “Term Loan A Facility”). The Revolving Credit Facility and Term Loan A Facility accrue interest at a rate of LIBOR/Bankers Acceptance plus 1.500% to 2.250% or Canadian/US prime plus 0.500% to 1.250%.

The Revolving Credit Agreement contains a Total Net Funded Debt to Adjusted EBITDA and an Interest Coverage Ratio (each as defined in the Revolving Credit Agreement) financial maintenance covenant.

The Total Net Funded Debt to Adjusted EBITDA ratio to be maintained is equal to or less than 6.00 to 1.00 for a period of four complete fiscal quarters following completion of a Material Acquisition and at all other times, equal to or less than 5.75 to 1.00. The Interest Coverage Ratio must be equal to or greater than 3.00 to 1.00. As at March 31, 2022 and December 31, 2021, GFL was in compliance with these covenants.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

GFL has a term loan B facility which matures on May 31, 2025 and bears interest at a rate of LIBOR (with a floor rate at 0.500%) plus 3.000% or US prime plus 2.000% (the “Term Loan B Facility”). The Term Loan B Facility is secured by mortgages on certain properties, a general security agreement over all the assets of GFL and certain material subsidiaries and a pledge of the shares of such subsidiaries.

8.	INTEREST AND OTHER FINANCE COSTS

The following table presents GFL’s interest and other finance costs for the periods indicated, excluding results of GFL Infrastructure which has been classified as discontinued operations:

	Three months ended March 31,
	2022	2021(1)
Interest	$84.8	$76.9
Amortization of deferred finance costs	3.2	3.4
Accretion of landfill closure and post-closure obligations	4.6	4.4
Other finance costs	7.1	6.5
Interest and other finance costs	$99.7	$91.2

(1)	Comparative figures have been re-presented, refer to Note 2 and Note 18.

9.	TANGIBLE EQUITY UNITS

Each TEU, which has a stated amount of US$50.00, is comprised of a prepaid stock purchase contract (“Purchase Contract(s)”) and a senior amortizing note (“Amortizing Note(s)”) due March 15, 2023, both of which are freestanding instruments and separate units of account. As at March 31, 2022, 11,698,678 Purchase Contracts were outstanding (11,698,678 as at December 31, 2021).

The following table presents the respective components of the TEUs as at the dates indicated:

	March 31, 2022	December 31, 2021
Amortizing Notes	$55.9	$70.4
Purchase Contracts	1,025.7	1,218.1
	1,081.6	1,288.5
Less: Current portion	(1,081.6)	(56.9)
Non-current portion of Amortizing Notes and Purchase Contracts	$—	$1,231.6

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

10.	EARNINGS (LOSS) PER SHARE

The following table presents GFL’s earnings (loss) per share for the periods indicated:

	Three months ended March 31,
	2022	2021(1)(2)
Net income (loss)	$27.4	$(282.0)
Less:
Net (loss) income from discontinued operations	(109.6)	1.7
Amounts attributable to preferred shareholders	19.9	13.3
Adjusted net income (loss) from continuing operations	$117.1	$(297.0)

Weighted average number of shares outstanding	364,035,921	360,377,813
Effect of dilutive instruments	2,513,606	—
Diluted weighted average number of shares outstanding	366,549,527	360,377,813

Basic and diluted earnings (loss) per share
Continuing operations	$0.32	$(0.82)
Discontinued operations	(0.30)	—
Total operations	$0.02	$(0.82)

(1)	Comparative figures have been re-presented, refer to Note 2 and Note 18.
(2)	Subsequent to the original issuance of the March 31, 2021 unaudited interim condensed consolidated financial statements, GFL determined the mark-to-market loss on Purchase Contracts should not be treated as a temporary difference for deferred income tax purposes. As a result, to correct this immaterial error, income tax recovery decreased by $55.8 million for the three months ended March 31, 2021.

Basic and diluted earnings (loss) per share includes the minimum conversion of TEUs into subordinate voting shares, which as at March 31, 2022 represented 25,659,880 subordinate voting shares (33,662,500 subordinate voting shares as at March 31, 2021). Diluted loss per share excludes the effects of time-based share options, RSUs (defined below), Preferred Shares (defined below), and any amount of subordinate voting shares arising from the conversion of TEUs in excess of the minimum conversion, as the effect would be anti-dilutive.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

11.	REVENUE

The following table presents GFL’s revenue disaggregated by service type for the periods indicated, excluding results of GFL Infrastructure which has been classified as discontinued operations:

	Three months ended March 31,
	2022	2021(1)
Residential	$330.0	$287.7
Commercial/industrial	514.1	424.0
Total collection	844.1	711.7
Landfill	176.7	139.9
Transfer	141.9	130.1
Material recovery	89.0	80.7
Other	70.5	55.0
Solid Waste	1,322.2	1,117.4
Environmental Services(2)	251.5	126.6
Intercompany revenue	(172.3)	(144.4)
Revenue	$1,401.4	$1,099.6

(1)	Comparative figures have been re-presented, refer to Note 2 and Note 18.
(2)	Environmental Services segment is the combination of the Liquid Waste segment and the soil remediation division, previously included in GFL’s Infrastructure and Soil Remediation segment.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

12.	OPERATING SEGMENTS

The following tables present GFL’s revenue and Adjusted EBITDA by operating segment for the periods indicated, excluding results of GFL Infrastructure which has been classified as discontinued operations. Gross revenue is calculated based on revenue before intercompany revenue eliminations.

	Three months ended March 31, 2022
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA
Solid Waste
Canada	$407.7	$(52.0)	$355.7	$93.7
USA	914.5	(100.5)	814.0	256.0
Solid Waste	1,322.2	(152.5)	1,169.7	349.7
Environmental Services(2)	251.5	(19.8)	231.7	46.4
Corporate	—	—	—	(41.7)
	$1,573.7	$(172.3)	$1,401.4	$354.4

	Three months ended March 31, 2021(1)
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA
Solid Waste
Canada	$345.2	$(42.9)	$302.3	$83.0
USA	772.2	(89.8)	682.4	222.2
Solid Waste	1,117.4	(132.7)	984.7	305.2
Environmental Services(2)	126.6	(11.7)	114.9	22.2
Corporate	—	—	—	(29.7)
	$1,244.0	$(144.4)	$1,099.6	$297.7

(1)	Comparative figures have been re-presented, refer to Note 2 and Note 18.
(2)	Environmental Services segment is the combination of the Liquid Waste segment and the soil remediation division, previously included in GFL’s Infrastructure and Soil Remediation segment.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The following table presents GFL’s reconciliation of Adjusted EBITDA to net income (loss) from continuing operations for the periods indicated, excluding results of GFL Infrastructure which has been classified as discontinued operations:

	Three months ended March 31,
	2022	2021(1)
Adjusted EBITDA	$354.4	$297.7
Less:
Depreciation of property and equipment	227.0	198.9
Amortization of intangible assets	124.5	110.3
Interest and other finance costs	99.7	91.2
Gain on foreign exchange	(58.6)	(39.0)
(Gain) loss on sale of property and equipment	(1.8)	0.8
Mark-to-market (gain) loss on Purchase Contracts	(174.9)	228.3
Share-based payments	11.8	8.9
Gain on divestiture	(6.5)	—
Transaction costs	11.9	12.1
Acquisition, rebranding and other integration costs	6.1	3.5
Income tax recovery	(21.8)	(33.6)
Net income (loss) from continuing operations	$137.0	$(283.7)

(1)	Comparative figures have been re-presented, refer to Note 2 and Note 18.

Goodwill and indefinite life intangible assets by operating segment

The carrying amount of goodwill and indefinite life intangible assets allocated to the operating segments is as follows:

	March 31, 2022	December 31, 2021(1)
Solid Waste
Canada	$1,959.1	$1,934.7
USA	5,282.6	5,328.8
Environmental Services(2)	863.3	872.2
	8,105.0	8,135.7
GFL Infrastructure	—	177.3
	$8,105.0	$8,313.0

(1)	Comparative figures have been re-presented, refer to Note 2 and Note 18.
(2)	Environmental Services segment is the combination of the Liquid Waste segment and the soil remediation division, previously included in GFL’s Infrastructure and Soil Remediation segment.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

13.	SHAREHOLDERS' EQUITY

a)	Authorized capital

GFL’s authorized share capital consists of (i) an unlimited number of subordinate voting shares, (ii) an unlimited number of multiple voting shares, (iii) an unlimited number of preferred shares, issuable in series, (iv) 28,571,428 Series A perpetual convertible preferred (the “Series A Preferred Shares”) shares, and (v) 8,196,721 Series B perpetual convertible preferred shares (the “Series B Preferred Shares”). The Series A Preferred Shares and Series B Preferred Shares are collectively referred to as the “Preferred Shares”.

Share issuances and cancellations

The following table presents GFL’s share capital for the periods indicated:

	Subordinate voting shares	Multiple voting shares	Preferred Shares	Total
Balance, December 31, 2021	326,229,953	12,062,964	36,768,149	375,061,066
Converted from RSUs	8,716	—	—	8,716
Cancelled during the period	(1,221)	—	—	(1,221)
Balance, March 31, 2022	326,237,448	12,062,964	36,768,149	375,068,561

b)	Share options, restricted share units (“RSUs”), and deferred share units (“DSUs”)

Share options

The number of share options held by officers and employees with their average exercise price per option are summarized below:

	Options	Weighted average exercise price (US$)
Outstanding, December 31, 2021 and March 31, 2022	24,114,121	$31.79
Vested from outstanding above, March 31, 2022	2,946,858	$22.29

For the three months ended March 31, 2022, there were no options granted, exercised, cancelled, expired or forfeited.

For the three months ended March 31, 2022, the total compensation expense related to share options amounted to $5.6 million ($3.7 million for the three months ended March 31, 2021).

RSUs and DSUs

The fair value of a new grant is based on the closing price of the subordinate voting shares on the day prior to the grant date. For the three months ended March 31, 2022, the total compensation expense related to RSUs amounted to $6.0 million ($5.0 million for the three months ended March 31, 2021). For the three months ended March 31, 2022, the total compensation expense related to DSUs amounted to $0.2 million ($0.2 million for the three months ended March 31, 2021).

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The following table presents GFL’s summary of the status of RSUs and DSUs:

	RSUs	Weighted average grant date fair value (US$)	DSUs	Weighted average grant date fair value (US$)
Outstanding, December 31, 2021	1,736,670	$26.77	32,536	$27.76
Granted	122,110	29.66	4,854	37.76
Settled	(8,712)	32.29	—	—
Outstanding, March 31, 2022	1,850,068	$26.93	37,390	$29.06
Expected to vest from outstanding above, March 31, 2022	1,782,377	$26.98	37,390	$29.06

For the three months ended March 31, 2022, there were no RSUs or DSUs cancelled.

14.	SUPPLEMENTAL CASH FLOW INFORMATION

The following table presents GFL’s net change in non-cash working capital for the periods indicated:

	Three months ended March 31,
	2022	2021
Effects of changes in
Accounts payable and accrued liabilities	$(41.5)	$(92.6)
Trade and other receivables, net	(20.2)	60.9
Prepaid expenses and other assets	(7.9)	(2.4)
Changes in non-cash working capital items	(69.6)	(34.1)
Changes in non-cash working capital items for discontinued operations	(44.8)	(16.2)
Changes in non-cash working capital items for continuing operations	$(24.8)	$(17.9)

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

GFL’s financial instruments consist of cash, trade accounts receivable, trade accounts payable, long-term debt, including related hedging instruments, and TEUs.

Fair value measurement

The carrying value of GFL’s financial assets are equal to their fair values. The carrying value of GFL’s financial liabilities approximate their fair values with the exception of GFL’s outstanding USD secured and unsecured notes (the “Notes”) and Amortizing Notes. The fair value hierarchy for these instruments are as follows for the periods indicated:

	March 31, 2022
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Notes	$5,681.2	$5,449.7	$—	$5,449.7	$—
Amortizing Notes	55.9	55.9	55.9	—	—

	December 31, 2021
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Notes	$5,764.0	$5,808.3	$—	$5,808.3	$—
Amortizing Notes	70.4	70.4	70.4	—	—

GFL uses a discounted cash flow model incorporating observable market data, such as foreign currency forward rates, to estimate the fair value of its Notes. Certain leases, equipment loans and other, and amounts due to related parties, do not bear interest or bear interest at an amount that is not stated at fair value.

Purchase Contracts and net derivative instruments, which are recorded at fair value, are classified within Level 1 and Level 2, respectively.

Risk management

GFL is exposed to foreign currency risk relating to its operating and financing activities and partially mitigates such risk using certain cross-currency interest rate swaps. There were no changes in the risk management policies as disclosed in the Annual Financial Statements.

16.	COMMITMENTS

a) Letters of credit

As at March 31, 2022, GFL had letters of credit totaling approximately $202.0 million outstanding ($199.5 million as at December 31, 2021), which are not recognized in the Interim Financial Statements. Interest expense in connection with these letters of credit was $1.1 million for the three months ended March 31, 2022 ($0.9 million for the three months ended March 31, 2021).

b) Performance bonds

As at March 31, 2022, GFL had issued performance bonds totaling $1,656.0 million ($1,748.1 million as at December 31, 2021), including $369.0 million related to GFL Infrastructure.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

17.	RELATED PARTY TRANSACTIONS

After the payment of the semi-annual instalment of $3.5 million, the remaining principal outstanding on the note payable to Josaud Holdings Inc. (an entity controlled by Patrick Dovigi) was $7.0 million as at March 31, 2022 ($10.5 million as at December 31, 2021).

After the payment of the semi-annual instalment of $2.9 million, the remaining principal outstanding on the note payable to Sejosa Holdings Inc. (an entity controlled by Patrick Dovigi) was $17.4 million as at March 31, 2022 ($20.3 million as at December 31, 2021).

For the three months ended March 31, 2022, GFL paid $1.1 million ($0.8 million for the three months ended March 31, 2021) in aggregate lease payments to related parties.

18.	ASSETS AND LIABILITIES HELD FOR SALE AND DISCONTINUED OPERATIONS

As at March 31, 2022, GFL Infrastructure was classified as assets held for sale and discontinued operations. The assets and liabilities of GFL Infrastructure have been classified as held for sale and the GFL Infrastructure results, net of intercompany eliminations, have been presented separately as discontinued operations on the consolidated statements of operations and comprehensive income (loss).

The following assets and liabilities were classified as held for sale:

March 31, 2022
Current assets	$336.8
Non-current assets	235.5
$572.3

Current liabilities	$65.7
Non-current liabilities	31.6
$97.3

The results of GFL Infrastructure are presented as a single amount on the statement of operations and comprehensive loss. The post-tax results of the discontinued operations are as follows:

	Three months ended March 31,
	2022	2021
Revenue	$96.8	$87.0
Expenses	98.4	85.2
(Loss) earnings before income taxes	(1.6)	1.8
Income tax (recovery) expense	(1.8)	0.1
Net income	0.2	1.7
Impairment	(109.8)	—
Net (loss) income and comprehensive (loss) income from discontinued operations	$(109.6)	$1.7

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Cash flow information for GFL Infrastructure is as follows:

	Three months ended March 31,
	2022	2021
Operating cash flows from discontinued operations	$(35.4)	$(8.2)
Investing cash flows from discontinued operations	(7.2)	(28.3)
Financing cash flows from discontinued operations	(1.0)	(0.8)
Decrease in cash from discontinued operations	$(43.6)	$(37.3)

19.	SUBSEQUENT EVENTS

Subsequent to March 31, 2022, GFL completed the divestiture of GFL Infrastructure for aggregate cash consideration of $224.0 million and approximately a 45% non-controlling equity interest in Green Infrastructure Partners Inc. (“GIP”), an entity that is controlled by funds managed by HPS Investment Partners Inc. through a 47% equity interest. Affiliates controlled by Patrick Dovigi, the Executive Chair of the GIP board of directors, hold an 8% equity interest in GIP.

Subsequent to March 31, 2022, GFL completed 12 acquisitions, each of which GFL considers to be individually immaterial, for a combined purchase price of approximately $902.9 million, part of which was satisfied through the issuance of 3,976,434 subordinate voting shares. As a result of the timing of the acquisitions, GFL has not yet finalized its determination of the fair value of the acquired assets and liabilities.